UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 26, 2021

_____

In the Matter of

Synthesis Energy Systems, Inc.	**ORDER DECLARING REGISTRATION**
One Riverway, Suite 1700	**STATEMENT ABANDONED UNDER THE**
Houston, Texas 77056	**SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-236127

_____

Synthesis Energy Systems, Inc. (the "Company") filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

The Company has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 26, 2021.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief